UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

DIONICS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

254547102
(CUSIP Number)

David M. Kaye, Esq. Kaye Cooper Fiore Kay & Rosenberg, LLP 30A Vreeland Road, Suite 230 Florham Park, New Jersey 07932 (973) 443-0600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 21, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No.	254547102

1		NAMES OF REPORTING PERSONS
Central Mega Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [_] (b) [ ]
3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,550,000
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
6,550,000
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,550,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.7%
14		TYPE OF REPORTING PERSON (See Instructions)
CO

SCHEDULE 13D/A

CUSIP No.	254547102

1		NAMES OF REPORTING PERSONS
Jeff Teng
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [_] (b) [ ]
3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
6,550,000
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
6,550,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,550,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.7%
14		TYPE OF REPORTING PERSON (See Instructions)
IN

This Amendment No. 1 amends the Statement on Schedule 13D (the “Original 13D”) filed on November 23, 2009 jointly on behalf of the following persons (collectively, the “Reporting Persons”): (i) Central Mega Limited, a British Virgin Islands company (“CML”), and (ii) Jeff Teng, an individual (“Teng”).  Capitalized terms used but not otherwise defined in this Amendment No. 1 should have the meanings ascribed thereto in the Original 13D.

Item 5.

Interest in Securities of the Issuer

Item 5 is hereby amended to read as follows:

On October 30, 2009, the Reporting Persons acquired 13,000,000 of the issued and outstanding common shares of the Company.  Pursuant to a private transaction between CML and Sage Explorer Holding Limited, a Hong Kong corporation (“Sage Explorer”), CML transferred 6,450,000 shares to Sage Explorer as of April 21, 2010.  No purchase price was paid by Sage Explorer for the shares which were acquired by gift.

(a)

The Reporting Persons currently beneficially own 6,550,000 shares of common stock of the Company, or 28.7% of the common stock outstanding based upon the number of shares of common stock outstanding as contained in the Company’s most recently available filing with the Commission.

(b)

CML has sole voting power and sole dispositive power with regard to the 6,550,000 shares of common stock of the Company.  Jeff Teng, as the President of CML, may be deemed to have the shared voting power and the share dispositive power to the 6,550,000 shares.

(c)

On October 30, 2009, CML purchased an aggregate of 13,000,000 shares of common stock of the Company, consisting of 11,000,000 authorized but previously unissued shares of common stock of the Company for an aggregate purchase price of $440,000 which was paid to the Company on the Closing Date, and 2,000,000 previously issued shares of common stock owned by Bernard L. Kravitz, President of the Company, for an aggregate purchase price of $80,000 which was paid to Kravitz on the Closing Date. Pursuant to a private transaction between CML and Sage Explorer, CML transferred 6,450,000 shares to Sage Explorer as of April 21, 2010.  No purchase price was paid by Sage Explorer for the shares which were acquired by gift.

(d)

None.

(e)

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   April 25, 2011

CENTRAL MEGA LIMITED

By:

/s/ Jeff Teng
Name:

Jeff Teng

Title:

President

/s/ Jeff Teng

JEFF TENG